THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 26, 2009

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566

Dear Mr. Owings:

In response to your letter of comments dated October 20, 2009, please be advised as follows:

General

1.           Monar International, Inc. is not a blank check company.  Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Monar International, Inc. has a specific plan and purpose.  Its business purpose is to engage in the sale of tasteful traditional style Chinese furniture adapted to modern needs for Asian ethnic and hing end markets in North America.  Its specific plan is the same.  In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed.  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.

Further, Monar International, Inc. has not indicated in any manner whatsoever, that its plans to merge with an unidentified company or companies.  Its plan, again, is to engage in the sale of tasteful traditional style Chinese furniture adapted to modern needs for Asian ethnic and high end markets in North America.

Accordingly, Monar International, Inc. is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Language summarizing the foregoing has been included in the Business section of the registration statement.

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566
October 26, 2009
Page 2

2.           We are confused.  By date certain we assume you do not want a date typed into the prospectus.  That date cannot be determined until the registration statement has been declared effective.  Therefore we assume you want a date certain relative to the effective date of the registration statement and accordingly we have so stated.

Risk Factors

3.           The disclosure requested has been provided.

Use of Proceeds

4.           The math has been corrected.  The working capital has been reduced from $15,000 to $12,500.

Paying

5.           The information requested has been provided.

Source of Products

6.           The information requested has been provided.

Government Regulation

7.           The disclosure language required by Item 502(b) of Reg. S-K has been provided.

Future Sale by Existing Shareholders

8.           You, the SEC, state in SEC Release 33-8587, that you never intended to capture start-ups within the term “shell companies.”  There is an obvious distinction between the two.  We define a start-up as a new business moving in the direction of operation.  We are unwilling at this time to conclude we are a shell company.  If you disagree, please provide legal analysis for your position.  Erroneous conclusions of law without proper findings of fact will not be acceptable.  We believe our disclosure is correct and complete.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Monar International, Inc.